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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2 )*
                                             ---

                 CYBERNET INTERNET SERVICES INTERNATIONAL, INC.
              -----------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
              -----------------------------------------------------
                         (Title of Class of Securities)

                                   232503 102
              -----------------------------------------------------
                                 (CUSIP Number)

                                DECEMBER 31, 2000
              -----------------------------------------------------
              Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_| Rule 13d-1(b)

         |_| Rule 13d-1(c)

         |X| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                 POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1745 (12-01)

CUSIP No. 232503 102

1.  Names of Reporting Persons                   ROLAND MANGER
                             ---------------------------------------------------
    I.R.S. Identification Nos. of above persons (entities only).

--------------------------------------------------------------------------------
2.  Check the appropriate Box if a Member of a Group (See Instructions) (1)

        (a)
            --------------------------------------------------------------------

        (b)
            --------------------------------------------------------------------


--------------------------------------------------------------------------------
3.      SEC Use Only
                      ----------------------------------------------------------

--------------------------------------------------------------------------------
4.      Citizenship or Place of Organization          GERMANY
                                               ---------------------------------

Number of              5. Sole Voting Power           179,999 (2)
Shares Bene-                                ------------------------------------
ficially
Owned by               6. Shared Voting Power         NONE
Each Reporting                                ----------------------------------
Person With:
                       7. Sole Dispositive Power      179,999 (2)
                                                 -------------------------------

                       8. Shared Dispositive Power    NONE
                                                   -----------------------------

--------------------------------------------------------------------------------
9.  Aggregate Amount Beneficially Owned by Each Reporting Person     179,999 (2)
                                                               -----------------

--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
    (See Instructions)
                       ---------------------------------------------------------

--------------------------------------------------------------------------------

11. Percent of Class Represented by Amount in Row 9                0.68%
                                                     ---------------------------

--------------------------------------------------------------------------------

12. Type of Reporting Person (See Instruction)                     IN
                                                --------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP No. 232503 102

1. Names of Reporting Persons                       THOMAS SCHULZ
                              --------------------------------------------------
    I.R.S. Identification Nos. of above persons (entities only).

--------------------------------------------------------------------------------
2. Check the appropriate Box if a Member of a Group (See Instructions) (1)

        (a)
            --------------------------------------------------------------------
        (b)
            --------------------------------------------------------------------

--------------------------------------------------------------------------------
3.      SEC Use Only
                      ----------------------------------------------------------

--------------------------------------------------------------------------------
4.      Citizenship or Place of Organization                       GERMANY
                                               ---------------------------------

Number of              5. Sole Voting Power                        342,856 (3)
Shares Bene-                                 -----------------------------------
ficially
Owned by Each          6. Shared Voting Power                      NONE
Reporting                                     ----------------------------------
Person With:
                       7. Sole Dispositive Power                   342,856 (3)
                                                 -------------------------------

                       8. Shared Dispositive Power                 NONE
                                                   -----------------------------

--------------------------------------------------------------------------------
9.  Aggregate Amount Beneficially Owned by Each Reporting Person    342,856 (3)
                                                               -----------------

--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
    See Instructions)
                      ----------------------------------------------------------

--------------------------------------------------------------------------------

11. Percent of Class Represented by Amount in Row 9                1.3%
                                                     ---------------------------

--------------------------------------------------------------------------------
12. Type of Reporting Person (See Instruction)                     IN
                                               ---------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                          INSTRUCTIONS FOR SCHEDULE 13G

INSTRUCTIONS FOR COVER PAGE

(1) NAMES AND I.R.S. IDENTIFICATION NUMBERS OF REPORTING PERSONS-Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and that membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to a Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

(3)          The third row is for SEC internal use; please leave blank.

(4) CITIZENSHIP OR PLACE OF ORGANIZATION - Furnish citizenship if the named reporting person is a natural person. Otherwise, furnish place of organization.

(5)-(9),(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON,
             ETC. - Rows (5) through (9) inclusive, and (11) are to be completed in accordance with the provisions of Item 4 of Schedule 13G. All percentages are to be rounded off to the nearest tenth (one place after decimal point).

(10) Check if the aggregate amount reported as beneficially owned in row (9) does not include shares as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 (17 CFR 240.13d-4) under the Securities Exchange Act of 1934.

(12) TYPE OF REPORTING PERSON - Please classify each "reporting person" according to the following breakdown (see item 3 of Schedule 13G) and place the appropriate symbol on the form:

                      CATEGORY                                 SYMBOL
                Broker Dealer                                    BD
                Bank                                             BK
                Insurance Company                                IC
                Investment Company                               IV
                Investment Adviser                               IA
                Employee Benefit Plan, Pension Fund,
                    or Endowment Fund                            EP
                Parent Holding Company/Control Person            HC
                Savings Association                              SA
                Church Plan                                      CP
                Corporation                                      CO
                Partnership                                      PN
                Individual                                       IN
                Other                                            OO

NOTES:
              Attach as many copies of the second part of the cover page as are needed, one reporting person per page.

              Filing persons may, in order to avoid unnecessary duplication, answer items on the schedules (Schedule 13D, 13G or 14D-1) by appropriate cross references to an item or items on the cover page(s). This approach may only be used where the cover page item or items provide all the disclosure required by the schedule item. Moreover, such a use of a cover page item will result in the item becoming a part of the schedule and accordingly being considered as "filed" for purposes of Section 18 of the Securities Exchange Act or otherwise subject to the liabilities of that section of the Act.

              Reporting persons may comply with their cover page filing requirements by filing either completed copies of the blank forms available from the Commission, printed or typed facsimiles, or computer printed facsimiles, provided the documents filed have identical formats to the forms prescribed in the Commission's regulations and meet existing Securities Exchange Act rules as to such matters as clarify and size (Securities Exchange Act Rule 12b-12).

              SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G

              Under Sections 13(d), 13(g), and 23 of the Securities Exchange Act of 1934 and the rules and regulations thereunder, the Commission is authorized to solicit the information required to be supplied by this schedule by certain security holders of certain issuers.

              Disclosure of the information specified in this schedule is mandatory, except for I.R.S. identification numbers, disclosure of which is voluntary. The information will be used for the primary purpose of determining and disclosing the holdings of certain beneficial owners of certain equity securities. This statement will be made a matter of public record. Therefore, any information given will be available for inspection by any member of the public.

              Because of the public nature of the information, the Commission can use it for a variety of purposes, including referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions. I.R.S. identification numbers, if furnished, will assist the Commission in identifying security holders and, therefore, in promptly processing statements of beneficial ownership of securities.

              Failure to disclose the information requested by this schedule, except for I.R.S. identification numbers, may result in civil or criminal action against the persons involved for violation of the Federal securities laws and rules promulgated thereunder.

                              GENERAL INSTRUCTIONS

A. Statements filed pursuant to Rule 13d-1(b) containing the information required by this schedule shall be filed not later than February 14 following the calendar year covered by the statement or within the time specified in Rules 13d-1(b)(2) and 13d- 2(c). Statements filed pursuant to Rule 13d-1(c) shall be filed within the time specified in Rules 13d-1(c), 13d-2(b) and 13d-2(d). Statements filed pursuant to Rule 13d-1(d) shall be filed not later than February 14 following the calendar year covered by the statement pursuant to Rules 13d-1(d) and 13d-2(b).

B. Information contained in a form which is required to be filed by rules under section 13(f) (15 U.S.C. 78m(f)) for the same calendar year as that covered by a statement on this schedule may be incorporated by reference in response to any of the items of this schedule. If such information is incorporated by reference in this schedule, copies of the relevant pages of such form shall be filed as an exhibit to this schedule.

C. The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.

ITEM 1.
         (a) Name of Issuer                            Cybernet Internet Services
                                                       International, Inc.
         (b) Address of Issuer's Principal             Stefan-George-Ring 19-23,
             Executive Offices                         81929 Munich, Germany


ITEM 2.
I.       (a) Name of Person Filing                     Roland Manger
         (b) Address of Principal Business Office or,  Herbert-v.-Karajan-Platz 1
             if none, Residence                        A-5020 Salzburg, Austria
         (c) Citizenship                               German
         (d) Title of Class of Securities              Common Stock
         (e) CUSIP Number                              232503 102

II.      (a) Name of Person Filing                     Thomas Schulz
         (b) Address of Principal Business Office or,  Josef-Thorak-Strasse 36,
             if none, Residence                        A-5026 Salzburg, Austria
         (c) Citizenship                               German
         (d) Title of Class of Securities              Common Stock
         (e) CUSIP Number                              232503 102


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

         (a) |_| Broker or dealer registered under section 15 of the Act
                 (15 U.S.C. 780);
         (b) |_| Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
         (c) |_| Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
         (d) |_| Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
         (e) |_| An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);
         (f) |_| An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
         (g) |_| A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);
         (h) |_| A savings associations as defined in Section 3(b) of the
                 Federal Deposit Insurance Act (12 U.S.C. 1813);
         (i) |_| A church plan that is excluded from the definition of an
                 investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
         (j) |_| Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

I.       (a)   Amount beneficially owned:                            179,999 (2)
         (b)   Percent of class:                                     0.68%
         (c)   Number of Shares as to which the person has:
               (i)    Sole power to vote or to direct the vote:      179,999 (2)
               (ii)   Shared power to vote or to direct the vote:    None
               (iii)  Sole power to dispose or to direct the
                      disposition of:                                179,999 (2)
               (iv)   Shared power to dispose or to direct the
                      disposition of:                                None

II.      (a)   Amount beneficially owned:                            342,856 (3)
         (b)   Percent of class:                                     1.3%
         (c)   Number of Shares as to which the person has:
               (i)    Sole power to vote or to direct the vote:      342,856 (3)
               (ii)   Shared power to vote or to direct the vote:    None
               (iii)  Sole power to dispose or to direct the
                      disposition of:                                342,856 (3)
               (iv)   Shared power to dispose or to direct the
                      disposition of:                                None


INSTRUCTION:   For computation regarding securities which represent a right to a cquire an underlying security SEEss.240.13d-1(b)(1)(ii)(I).


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LOSS OF CLASS

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |X|.

INSTRUCTION: Dissolution of a group requires a response to this item.


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not applicable.


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         For the identity of each member of the former group, see EXHIBIT A.


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         For the notice of dissolution of the former group, see EXHIBIT B.


ITEM 10. CERTIFICATION

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


              February 9, 2001                    February 9, 2001





              /S/THOMAS SCHULZ                    /S/ROLAND MANGER
              ---------------------------         -----------------------
              Thomas Schulz                       Roland Manger








                             JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the common stock of the Issuer and further agree that this Agreement be included as an exhibit to such filing. The parties to the Agreement expressly authorize each other to file on each other's behalf any and all amendments to such statement.

IN WITNESS WHEREOF, the undersigned have executed this Agreement on February 9, 2001.



              /S/THOMAS SCHULZ                    /S/ROLAND MANGER
              ------- ------------------          --------------------------
              Thomas Schulz                       Roland Manger

                         EXHIBIT A (PURSUANT TO ITEM 8)

MEMBERS OF THE GROUP:
--------------------

Roland Manger (1) (2)

Thomas Schulz (1) (3)

Andreas Eder (1)

Rudolf Strobl (1)

Holger Timm (1)

Cybermind AG (1)

                         EXHIBIT B (PURSUANT TO ITEM 9)

NOTICE OF DISSOLUTION OF A GROUP

     The reporting persons, Mr. Roland Manger and Mr. Thomas Schulz, were or may have been members of a "group" with certain others as a result of the pooling and trust agreement dated as of August 18, 1997 (the "Pooling Agreement"), regulating the transfer and disposition of shares, as described in the Issuer's Form S-1, filed September 18, 1998, as amended. Mr. Manger and Mr. Schulz each disclaim the existence of a group, disclaim beneficial ownership of any securities owned by the other, and disclaim beneficial ownership of any securities owned by any other person in the group. The provisions of the Pooling Agreement, upon which the possible existence of a group was based, expired December 31, 2000. This Exhibit B is filed to report the termination or dissolution of the possible group as of December 31, 2000.


                                      NOTES

(1) Party the pooling and trust agreement, dated August 18, 1997 (the "Pooling Agreement"), as described in the Issuer's Form S-1, filed on September 18, 1998, as amended. The provisions of the Pooling Agreement, which gave rise to the existence of a possible group, expired December 31, 2000.

(2) These securities are owned solely by Mr. Roland Manger, who was or may have been a member of a "group" with Mr. Thomas Schulz and certain others as a result of the Pooling Agreement. Includes 18,753 shares of the Issuer's Series A Preferred Stock convertible to Common Stock on January 1, 2001. Mr. Manger disclaims the existence of a group, disclaims beneficial ownership of any securities covered hereby owned by Mr. Schulz and disclaims beneficial ownership of any securities owned by any other person in the group. The provisions of the Pooling Agreement, which gave rise to the existence of a possible group, expired December 31, 2000.

(3) These securities are owned solely by Mr. Thomas Schulz, who was or may have been a member of a "group" with Mr. Roland Manger and certain others as a result of the Pooling Agreement. Includes 35,714 shares of the Issuer's Series A Preferred Stock convertible to Common Stock on January 1, 2001. Mr. Schulz disclaims the existence of a group, disclaims beneficial ownership of any securities covered hereby owned by Mr. Manger and disclaims beneficial ownership of any securities owned by any other person in the group. The provisions of the Pooling Agreement, which gave rise to the existence of a possible group, expired December 31, 2000.